SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated November 28, 2008

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1273871	November 28, 2008

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SEC File No. 82-34751

Regulatory Announcement

RECEIVED

2009 JAN 22 A 6:05

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Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	13:31 28-Nov-08
Number	HUG1273871

Total voting rights

Elementis plc ('the Company')

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 447,960,784 ordinary shares of 5p each at 28 November 2008. The Company holds no such ordinary shares as treasury shares.

The above figure (447,960,784) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

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This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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